CARETRUST REIT, INC.

905 Calle Amanecer, Suite 300

San Clemente, California 92673

January 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rahul Patel, Esq.

Re:	Request for Effectiveness for CareTrust REIT, Inc.
Registration Statement on Form S-3 (File No. 333-208925)

Dear Mr. Patel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CareTrust REIT, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on January 25, 2016, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (949) 542-3130.

Very truly yours,

CARETRUST REIT, INC.

By:	/s/ William M. Wagner
Name: William M. Wagner
Title: Chief Financial Officer, Treasurer and Secretary